Exhibit 5.1

September 2, 2005 Residential Capital Corporation 8400 Normandale Lake Boulevard Minneapolis, MN 55437	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com

Re:	Residential Capital Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

     We have acted as counsel to Residential Capital Corporation, a Delaware corporation (“ResCap”), pursuant to a registration statement on Form S-4 (the “Registration Statement”) of $1,000,000,000 of its Floating Rate Notes due 2007, $2,500,000,000 of its 6.375% Notes due 2010 and $500,000,000 of its 6.875% Notes due 2015 (collectively, the “Notes”), and the guarantees of the Notes (the “Guarantees”) by GMAC Residential Holding Corp., a Nevada corporation, GMAC-RFC Holding Corp., a Michigan corporation, GMAC Mortgage Corporation, a Pennsylvania corporation, Residential Funding Corporation, a Delaware corporation, and HomeComings Financial Network, Inc., a Delaware corporation (collectively, the “Guarantors”).

     In rendering the opinions expressed herein, we have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of ResCap and the Guarantors as we have deemed necessary or appropriate. We have also assumed without verification that the indenture, as supplemented, governing the Notes and the Guarantees (the “Indenture”) has been duly authorized, executed and delivered by the Trustee (as defined therein).

     We have assumed the authenticity, accuracy and completeness of all documents, records and certificates submitted to us as originals, the conformity to the originals of all documents, records and certificates submitted to us as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to us as copies. We have also assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.

     Based upon the foregoing, we are of the opinion that when the Notes and the Guarantees are duly executed, authenticated, issued and delivered in accordance with the Indenture and the transactions contemplated by the Registration Statement, the Notes and the Guarantees will be legally issued and will constitute valid and legally binding obligations of ResCap and the Guarantors, respectively, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding at law or equity).

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

Residential Capital Corporation
September 2, 2005

     We are admitted to practice law in the State of Illinois and we express no opinion concerning any other laws other than the laws of the State of Illinois, the federal laws of the United States of America, the laws of the State of New York and the Delaware General Corporation Law.

     We consent to the filing of this opinion as an exhibit to the registration statement relating to the Notes and the Guarantees and to the reference to us under the caption “Legal Matters.”

Sincerely,
/s/ MAYER, BROWN, ROWE & MAW LLP

MAYER, BROWN, ROWE & MAW LLP